Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

April 17, 2019

Mr. Paul G. Gabos
Chairman of the Board
Health Insurance Innovations, Inc.
15438 North Florida Avenue
Tampa, FL 33613

Dear Paul,

Cannell Capital LLC (“CC”) that 27-year investment manager which as of April 17, 2019 enjoys beneficial ownership of 1,004,121 shares of Health Insurance Innovations, Inc. (“HIIQ” or the “Company”), writes to amend its Schedule 13 filing to disclose a change in its investment stance from active to passive.

Whilst not required to so do, CC herein shares its background on this change and includes some commentary on its appraisal of HIIQ.

I believe that the proposed appointment of Duffield and Scott to the Board of Directors trump my own nomination of Patrick McNamee. While in no way implying a loss of faith in McNamee, Duffield and Scott are specialists whose expertise is more relevant and appropriate to the challenges and opportunities which the Company faces today.

McNamee is a generalist – indeed a fine one. Duffield and Scott, however, would seem to enjoy greater “street cred” on the mean streets of alternative health care which, as you well know, have lately become controversial. Their respective nominations unequivocally demonstrate further commitment to compliance, governance, and experience in areas in which HIIQ now expands.

In fading to passive, I wish to applaud HIIQ for its great progress in:

(i)	Remediating most of the odiferous fumes from bad actors in the past. The grueling two-year multi-state investigation must have been frustrating, expensive and likely a political jump ball at the end. The lack of any transgressions or monetary penalties by HIIQ was a far better result than this owner could have imagined. Congratulations.

(ii)	Enhancing the Board of Directors, management and policies and procedures. The Company can’t change the past, but it can affect the future. Good work on the remediation and institution of the current tough policies and procedures. Congratulations on Duffield and Scott.

(iii)	Aggressively enhancing HIIQ as a leading digital marketplace and accelerating diversification away from the politically-charged short-term medical (“STM”) or “gap” market. Expanding into indemnity, dental, telemedicine, life, vision, travel and 65-and-over and even ACA-compliant plans was, and remains, prudent. It is my understanding that in Q4 2018, STM represented less than 30% of revenues and that digital distribution has already increased to over 50% of new policy originations.

These represent real progress. Continue to broaden the menu and make the restaurant the best in town. Present the choices and let the customer decide. The role of a good exchange – be it in health care, derivatives or sports betting – is to efficiently and broadly provide choices to participants with robust disclosure.[1] Healthcare.gov was an expensive failure.

Ironically, HIIQ’s MyBenefitskeeper may fulfill the original promise and hope of healthcare.gov of allowing consumers to enjoy transparency into healthcare. I hope, and believe, that HIIQ, eHealth, Inc and other private sector platforms will (and arguably already are) becoming the de facto platform upon which to research and buy health insurance.

As to the future I would ask you to consider focusing on three areas:

(i)	Maintain vigilance towards all matters related to compliance. Enough is never enough for this owner;

(ii)	Increase digital distribution – B2C website to consumer; and

(iii)	Continue to collaborate with carriers to diversify policy diversification away from STM.

Best regards!

Sincerely,

/s/J. Carlo Cannell
J. Carlo Cannell
Managing Member

1The attack upon HIIQ by interested parties has been vitriolic and, in my opinion, taken out of context, irresponsible and lacking foundation.

Irish polemicist George Bernard Shaw wrote, “I learned long ago, never to wrestle with a pig. You get dirty, and besides, the pig likes it.” I urge you and HIIQ to resist distraction and remain stolid with laserlike focus on execution.